

Mail Stop 3720

May 18, 2016

Richard W. Sunderland, Jr.
Executive Vice President and Chief Financial Officer
American Public Education, Inc.
111 West Congress Street
Charles Town, WV 25414

>   **Re: American Public Education, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2015**
>   **Filed February 29, 2016**
>   **File No. 001-33810**

Dear Mr. Sunderland:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 1. Business

Regulation of Title IV Financial Aid Programs

Gainful Employment, page 25

1. Although the gainful employment disclosure requirement will not go into effect until January 1, 2017, the final rules became effective on July 1, 2015. Based upon available data, you should provide investors insight with your expected compliance or non-compliance with this rule. We note that the Department of Education announced on October 30, 2014 that approximately 1,400 programs were at high risk of not passing the rule's accountability standards.

2. Additionally, please expand your disclosure to discuss how many of your programs will be subject to the gainful employment rules.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire DeLabar, Staff Accountant at (202) 551-3349 or Terry French, Accounting Branch Chief at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Emily C. Drazan, Staff Attorney at (202) 551-3208, Paul Fischer, Senior Staff Attorney at (202) 551-3415 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

cc: William Intner, Esq.
        Hogan Lovells US LLP